SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No __)*

TANCHENG GROUP CO., LTD.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

089798102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[_] Rule 13d-1(c)
[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 089798102

1.	NAMES OF REPORTING PERSONS Yu Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,800,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,800,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.9%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

2

CUSIP No. 089798102

* This percentage is calculated based on 4,381,550 shares of common stock of Tancheng Group Co., Ltd., issued and outstanding, as of December 31, 2023.

1.	NAMES OF REPORTING PERSONS Zhan Jue Cheng Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,800,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,800,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.9%*
12.	TYPE OF REPORTING PERSON (see instructions) CO

* This percentage is calculated based on 4,381,550 shares of common stock of Tancheng Group Co., Ltd., issued and outstanding, as of December 31, 2023.

3

Item 1.

(a)	Name of Issuer Tancheng Group Co., Ltd.

(b)	Address of Issuer’s Principal Executive Offices No. 32 Hexizhuang Village, Huili Township, Jiaocheng County Lvliang City, Shanxi Province, P.R. China 030500

Item 2.

(a)

Name of Person Filing

This Schedule 13G is jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following persons (the “Reporting Persons”)

Yu Yang

Zhan Jue Cheng Limited

Zhan Jue Cheng Limited directly holds 2,800,000 shares of common stock of the Issuer. Mr. Yu Yang is the sole director and shareholder of Zhan Jue Cheng Limited.

(b)

Address of the principal business office or, if none, residence.

The address of the principal business office of Yu Yang is No. 32 Hexizhuang Village, Huili Township, Jiaocheng County, Lvliang City, Shanxi Province, P.R. China 030500.

The address of the principal business office of Zhan Jue Cheng Limited is Intershore Chambers, Road Town, Tortola, British Virgin Islands.

(c)	Citizenship Yu Yang is a citizen of the People’s Republic of China. Zhan Jue Cheng Limited is a company incorporated under the laws of the British Virgin Islands.

(d)	Title of Class of Securities Common Stock, par value $0.001 per share

(e)	CUSIP Number 089798102

4

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

See Item 9 of the cover pages to this Schedule 13G for the aggregate number of shares of common stock that are beneficially owned by the Reporting Persons as of December 31, 2023.

(b)	Percent of class: See Item 11 of the cover pages to this Schedule 13G for the percentage of shares of common stock that are beneficially owned by the Reporting Persons as of December 31, 2023.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of

	(iv)	Shared power to dispose or to direct the disposition of

See Items 5 through 8 of the cover pages to this Schedule 13G for the number of shares of common stock that are beneficially owned by the Reporting Persons as of December 31, 2023 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

5

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2024

Yu Yang

/s/ Yu Yang

ZHAN JUE CHENG LIMITED

By: /s/ Yu Yang

Name: Yu Yang

Title: Director

6

Exhibit Index

Exhibit	Description

99.1	Joint Filing Agreement, dated April 4, 2024, by and between Yu Yang and Zhan Jue Cheng Limited

7

Exhibit 99.1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that she or it knows or has reason to believe that such information is inaccurate.

Date: April 4, 2024	Zhan Jue Cheng Limited By: /s/ Yu Yang Name: Yu Yang Title: Director /s/ Yu Yang Yu Yang

8